News Release	AMEX, TSX Symbol: NG

NovaGold and Rio Tinto Form Strategic Alliance to Develop Alaskan Project

25th March 2004, Vancouver – NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

  Agreement signed with subsidiaries of Rio Tinto plc. to earn 51% interest in the precious metal rich, Ambler VMS property located in northwestern Alaska.

  Planning underway for initial US$1 million exploration program on Ambler Property.

  NovaGold to present at the American Stock Exchange’s Precious and Base Metals Mining Conference Wednesday, March 31st, 2004.

Exploration and Development Program Outlined on Precious Metal Rich VMS Project

NovaGold Resources Inc. has signed an agreement with Kennecott Exploration Company and Kennecott Arctic Company (subsidiaries of Rio Tinto plc.) to acquire a 51% interest in the Ambler property located 150 miles east of Kotzebue Sound in Northwestern Alaska. The Ambler property consists of 35,000 acres (14,000 hectares) of patented and Alaska State mining claims covering a precious metal rich, volcanogenic massive sulfide (VMS) district.

The most advanced target on the property is the Arctic deposit which has an historic Inferred Resource of 36.3 million tonnes with precious metals grading 0.7 g/t gold and 54.9 g/t silver (1.64 g/t gold equivalent) and base metals grading 4% copper, 5.5% zinc and 0.8% lead (7% copper equivalent). The contained precious metals in this resource total 817,000 ounces of gold and 62.1 million ounces of silver (1.9 million ounces gold equivalent) and the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead (5.6 billion pounds copper equivalent) using US$350 per ounce of gold and US$6 per ounce silver, and US$0.90/lb copper, US$0.45/lb zinc and US$0.35/lb lead. This ranks the Arctic deposit in the top VMS deposits in the world based on in-situ metal value. This estimate was based on 70 wide spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys.

Under the terms of the agreement, NovaGold can earn a 51% interest in the project by matching Kennecott’s expenditures on the property totaling US$20 million before 2016. During the first five years of the agreement NovaGold must spend a minimum of US$5 million on exploration and development work and obtain memorandums of understanding with land owners in the region necessary to provide access for mine development. During the second phase of the agreement NovaGold must spend the balance of the earn-in funds (to total $US20 million) and complete a pre-Feasibility Study resulting in a positive rate of return using a 10% discount rate. NovaGold is manager of the project through to the completion of a final positive Feasibility Study at which time Kennecott has a one-time option to acquire an extra 2% interest in the project, and take over management of construction and operation of the mine by making a payment to NovaGold equivalent to 4% of the project’s Net Present Value using a 12.5% discount rate.

“We are very excited to form a strategic alliance with Rio Tinto to realize the potential of this world-class VMS district. NovaGold can add value to this project because of our unique Alaska expertise and our demonstrated ability to effectively partner with key stakeholders on large scale mining projects including Alaska Native Corporations, local communities, as well as State and Federal government agencies,” said Rick Van Nieuwenhuyse, President and CEO, “This project is an ideal fit with our corporate strategy to focus on maximizing shareholder value by acquiring high quality, precious metal rich mineral deposits that can be rapidly advanced towards production. The Ambler Project is an excellent complement to our existing North

American portfolio of world-class assets at Donlin Creek and Galore Creek.”

NovaGold will initiate an exploration program this summer focused on developing an updated geologic model for the project through detailed re-logging of the existing core and an initial 6,000 foot core drilling program. The project has excellent potential to expand the existing resource at Arctic and to develop new high quality targets in the district by using regional geologic mapping, geophysical surveys and surface geochemistry. The mineralized stratigraphic horizon at the Arctic deposit generally parallels topography and occurs within 600 feet or less from the surface. The Ambler Sequence felsic volcanic package which hosts the VMS mineralization throughout the district has been mapped over a strike length exceeding 50 miles east and west of Arctic. NovaGold has budgeted a minimum US$1 million for exploration and development work on the Ambler project for 2004.

With the addition of the Ambler Project, NovaGold’s is now advancing three of the largest undeveloped resources in North American with a net resource base after all earn-ins containing nearly 15 million ounces of gold, 66 million ounces of silver, and 5.6 billion pounds of copper. This gives NovaGold one of the largest resource bases of any junior precious metals company.

American Stock Exchange Precious and Base Metals Mining Conference

NovaGold will join 15 other leading precious metals and base metals companies at the American Stock Exchange in New York, on Wednesday, March 31st, 2004, to present on its exciting growth outlook for the year to industry analysts and institutional investors.

For a complete schedule, or to register to attend the conference, please contact Erika Levy of the Amex IR Alliance at (212) 896-1208 or elevy@kcsa.com.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing five separate million-plus-ounce gold deposits toward production in Alaska and Western Canada; including three of the largest undeveloped deposits in North America: the Donlin Creek project in partnership with Placer Dome, the Ambler Project with Kennecott/Rio Tinto, and the Galore Creek project through its subsidiary SpectrumGold. NovaGold has 54.2 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any junior precious metals company. More information is available online at: www.novagold.net

For more information contact:

Greg Johnson, VP Corporate Development	Don MacDonald, CA, Senior VP & CFO
E-mail: Greg.Johnson@NovaGold.net	E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and include, among others, the Company’s expectation that it will successfully transition to a gold producer, the size of the Company’s gold deposits, the financial position of the Company and other statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.